09059960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jefferson Pilot Variable Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne, Indiana **46802-3506**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith J. Ryan **(260) 455-6244**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street **Philadelphia, PA** **19103-7096**
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jefferson Pilot Variable Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statements of Financial Condition.
- X (c) Statements of Income.
- X (d) Statements of Cash Flows.
- X (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2008

Jefferson Pilot Variable Corporation
(Name of Respondent)

1300 South Clinton Street, Suite 150, Fort Wayne, Indiana 46802-3506
(Address of principal executive office)

Keith J. Ryan
Chief Financial Officer
Lincoln Financial Distributors, Inc.
Two Commerce Square
Philadelphia, PA 19103

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

0811-1006120

Jefferson Pilot Variable Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jefferson Pilot Variable Corporation

We have audited the accompanying statement of financial condition of Jefferson Pilot Variable Corporation (the Company) (an indirect, wholly owned subsidiary of Lincoln National Corporation) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot Variable Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2009

Jefferson Pilot Variable Corporation

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 1,010,872
Amounts due from affiliated companies	45,498
Prepaid expense	855
Other assets	2,088
Total assets	$ 1,059,313
Liabilities and stockholder's equity	
Amounts due to affiliated companies	$ 27,874
Other liabilities	21,945
Total liabilities	49,819
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares	6,000
Additional paid-in capital	1,070,132
Accumulated deficit	(66,638)
Total stockholder's equity	1,009,494
Total liabilities and stockholder's equity	$ 1,059,313

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Operations

Year Ended December 31, 2008

Revenues		
Interest income	$	24,447
Expenses		
General and administrative		63,522
Taxes, licenses, and fees		2,715
Total expenses		66,237
Loss before federal income tax benefit		(41,790)
Federal income tax benefit		14,626
Net loss	$	(27,164)

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2008	6,000	$ 6,000	$ 1,070,132	$ (39,474)	$ 1,036,658
Net loss	–	–	–	(27,164)	(27,164)
Balance at December 31, 2008	6,000	$ 6,000	$ 1,070,132	$ (66,638)	$ 1,009,494

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net loss	$ (27,164)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in amounts due from affiliated companies	(36,873)
Decrease in prepaid expenses	314
Decrease in other assets	37,019
Change in amounts due to affiliated companies	3,721
Increase in other liabilities	2,734
Net cash used in operating activities	(20,249)
Net decrease in cash and cash equivalents	(20,249)
Cash and cash equivalents at beginning of year	1,031,121
Cash and cash equivalents at end of year	$ 1,010,872
Supplemental disclosure of cash flow information	
Income tax refunds received (from the Parent)	$ 19,854

See accompanying notes.

1. Organization and Nature of Business

Jefferson Pilot Variable Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) (formerly National Association of Securities Dealers, Inc.). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, and does not otherwise hold funds or securities for or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of rule 15c3-3 of the SEC.

In 2006, the Company became a wholly owned subsidiary of Lincoln National Corporation (LNC or the Parent) after its previous parent company, Jefferson-Pilot (JP), was purchased by LNC. Prior to the merger, the Company was the distributor of variable life insurance and variable annuity products for JP. As a result of the merger, Lincoln Financial Distributors, Inc., an affiliate of the Company, is now the distributor. The Company was primarily inactive in 2008 with interest income on its cash equivalents as the only source of revenue. However, LNC is currently formulating a strategy for the future of the Company.

2. Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

In September 2006, the Financial Accounting Standards Board issued of Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS No. 157 effective January 1, 2008, which did not have an impact on the financial statements. Using the terminology in SFAS No. 157, the Company's cash equivalents are Level 1 securities, as valuation is determined using an unadjusted quoted price.

Recognition of Revenue and Expense

Interest revenue is recorded as earned, and expenses are recorded as incurred.

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for income taxes on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

3. Income Taxes

Federal income tax expense is recorded at the statutory rate of 35%. Current federal income tax benefit was $14,626 for the year ended December 31, 2008. Current federal income taxes receivable of $3,398 at December 31, 2008, is included in amounts due from affiliated companies on the statement of financial condition.

4. Transactions With Affiliates (Related-Party Transactions)

Amounts due from affiliated companies represents amounts due to the Company for the settlement of general and administrative expenses as well as federal income taxes receivable from the Parent. Amounts due to affiliated companies represents general and administrative expenses payable to LNC and its subsidiaries.

5. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2008, the Company had net capital of $934,104, exceeding the requirements by $909,104. At December 31, 2008, the ratio of aggregate indebtedness to net capital was 0.05 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Supplemental Information

Jefferson Pilot Variable Corporation

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2008

Aggregate indebtedness	
Total liabilities	$ 49,819
Net capital	
Stockholder's equity	$ 1,009,494
Less nonallowable assets:	
Amounts due from affiliated companies	(45,498)
Prepaid expenses	(855)
Total nonallowable assets	(46,353)
Net capital before haircuts	963,141
Haircuts on money market instruments	(29,037)
Net capital	$ 934,104
Capital requirements	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000	$ 25,000
Net capital in excess of requirement	909,104
Net capital as above	$ 934,104
Ratio of aggregate indebtedness to net capital	0.05 to 1

There are no material differences between the net capital computation included above and the Company's unaudited FOCUS Part IIA filing as of December 31, 2008.

Jefferson Pilot Variable Corporation

Statement Regarding SEC Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Jefferson Pilot Variable Corporation

In planning and performing our audit of the financial statements of Jefferson Pilot Variable Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Jefferson Pilot Variable Corporation
Year Ended December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

0811-1006460-PH